U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

DATE OF REPORT: April 5, 2022

CARDONE REIT I, LLC
(the “Company”)

Delaware

(State of other jurisdiction of incorporation or organization)

18909 NE 29th Avenue

Aventura, FL 33180

Office: (310) 777-0255

Email: invest@Cardonecapital.com

Class A Interests

(Issued pursuant to Regulation A)

ITEM 9. Other Events

Purchase of Interest in 10X Miami River

10X Miami River (formerly Waterline Miami River) is a 346-unit, Class A luxury apartment community located in Miami, Florida. This newly built multifamily property is located directly on the Miami River with over 1,000 feet of water frontage and includes a private, riverside recreational park. The newly acquired property is located within the Miami River/Health District submarket which provides area residents with immediate access to the second largest health district in the country along with Miami’s financial and cultural centers, including Brickell, Downtown Miami, and Wynwood. The community’s resort-style amenities were designed to cater to residents’ work-play needs, including private poolside lounges with river views and private offices with individual addresses. The amenities package also includes a top-of-the-line fitness center with motion studio and a riverside children’s playground and dog park.

10X Miami River was acquired on March 24, 2022 by Cardone Miami River Member, LLC, a newly formed special purpose entity managed by Cardone Capital LLC (the “Manager”) which was formed for the acquisition of 10X Miami River, and the Manager anticipates that the Company will hold a minority investment in this special purpose entity. The Company has purchased a 15% ownership interest in 10X Miami River. A portion of this investment was “pre-funded” by the Manager of the Manager (Grant Cardone) and/or his Affiliates, which will be replaced as additional capital is raised by the Company, and upon which the Company will pay interest at Market Rates. The other members of the Special Purpose Entity which owns 10X Miami River will be Grant Cardone and Cardone Equity Fund 20, a real estate investment fund managed by the Manager, units of which will be offered under Rule 506(c) under Regulation D.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

2

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cardone REIT I, LLC

By:	/s/ Grant Cardone
Grant Cardone
Manager (Principal Executive Officer) of Cardone Capital LLC Manager

By:	/s/ Susan Schieman
Susan Schieman
Chief Financial Officer (Principal Financial Officer) of Cardone Capital LLC Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Cardone REIT I, LLC

By:	/s/ Grant Cardone
Grant Cardone
Manager (Principal Executive Officer) of Cardone Capital LLC Manager

By:	/s/ Susan Schieman
Susan Schieman
Chief Financial Officer (Principal Financial Officer) of Cardone Capital LLC Manager

3